SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated July 24, 2014

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

STOCK EXCHANGE RELEASE

Nokia appoints Ramzi Haidamus to head Nokia Technologies and as member of the Nokia Group Leadership Team

Nokia Corporation
Stock exchange release
July 24, 2014 at 12:35 (CET +1)

Espoo, Finland — Nokia today announced the appointment of Ramzi Haidamus, a technology-licensing expert with proven business leadership skills and a strong innovation background, as President of Nokia’s technologies business and member of the Group Leadership team, with effect from September 3, 2014.

A trained engineer, Haidamus has spent most of his career with Dolby Laboratories, which he helped to grow from a USD 72 million private business into a nearly USD 1 billion thriving public company. During his 17 years with Dolby, he held a variety of roles, most recently with chief operating officer-level responsibility. He has led innovation efforts, including those related to Dolby’s technological roadmaps and standards development for DVD and BluRay.  He has experience in nurturing new technologies in an incubator-like environment and in growing new businesses, including as President of Via Licensing Corporation, a Dolby subsidiary.

“Ramzi has the perfect blend of technology savvy, business leadership and innovation experience to head our cutting-edge technologies business,” said Rajeev Suri, President and Chief Executive Officer of Nokia. “With Ramzi at the head of the world-class Nokia Technologies team and our continuing investment in advanced research and development, we are well-positioned to drive the innovation and licensing business needed to move us closer to our goal of technology leadership in a world where everyone and everything is connected.”

“I am honored to take on this exciting role at Nokia,” said Haidamus, incoming President of Nokia Technologies. “I relish the opportunity to head Nokia’s ground-breaking technologies business with its track record of innovation and team of hundreds of world-class scientists and engineers. These experts have driven more than half of Nokia’s recent patent filings and are leaders in fields that are essential for enabling the connected world.”

Born in Lebanon, Haidamus moved at the age of 17 to the US, where he completed his Bachelor’s and Master’s degrees in electrical engineering at the University of the Pacific.

Henry Tirri, who has served as acting head of Nokia Technologies business since its formation on May 1, 2014, will continue in this role until Haidamus joins on September 3, 2014. From that date, Tirri will step down from the Group Leadership Team and will become an advisor to Suri on technology issues.

“We are grateful to Henry for all his work for Nokia over the years and for his willingness to lead the Nokia Technologies team during an important time of change and transition,” said Suri. “Henry has graciously agreed to support Ramzi as he transitions into the company. Henry has unique insights into the world of technology, and I am pleased that we will continue to benefit from his expertise throughout this year and possibly beyond.”

A photo of Ramzi Haidamus can be downloaded at: http://nokia.ly/1uhFQTS

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) expectations, plans or benefits related to Nokia’s strategies; B) expectations, plans or benefits related to future performance of Nokia’s continuing businesses Nokia Networks, HERE and Nokia Technologies; C) expectations, plans or benefits related to changes in leadership and operational structure; D) expectations regarding market developments, general economic conditions and structural changes; E) expectations and targets regarding performance, including those related to market share, prices, net sales and margins; F) the timing of the deliveries of our products and services; G) expectations and targets regarding our financial performance, cost savings and competitiveness, as well as results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; J) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, including any expectations, plans or benefits related to or caused by the transaction announced on September 3, 2013 where Nokia sold substantially all of the Devices & Services business to Microsoft on April 25, 2014 (“Sale of the D&S Business”); K) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “focus”, “continue”, “project”, “should”, “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to execute our strategies successfully and in a timely manner, and our ability to successfully adjust our operations; 2) our ability to sustain or improve the operational and financial performance of our continuing businesses and correctly identify business opportunities or successfully pursue new business opportunities; 3) our ability to execute Nokia Networks’ strategy and effectively, profitably and timely adapt its business and operations to the increasingly diverse needs of its customers and technological developments; 4) our ability within our Nokia Networks business to effectively and profitably invest in and timely introduce new competitive high-quality products, services, upgrades and technologies; 5) our ability to invent new relevant technologies, products and services, to develop and maintain our intellectual property portfolio and to maintain the existing sources of intellectual property related revenue and establish new such sources; 6) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 7) our ability within our HERE business to maintain current sources of revenue, historically derived mainly from the automotive industry, create new sources of revenue, establish a successful location-based platform and extend our location-based services across devices and operating systems; 8) effects of impairments or charges to carrying values of assets, including goodwill, or liabilities; 9) our dependence on the development of the mobile and communications industry in numerous diverse markets, as well as on general economic conditions globally and regionally; 10) Nokia Networks business’ dependence on a limited number of customers and large, multi-year contracts; 11) our ability to retain, motivate, develop and recruit appropriately skilled employees; 12) the potential complex tax issues and obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets; 13) our ability to manage our manufacturing, service creation and delivery, and logistics efficiently and without interruption, especially if the limited number of suppliers we depend on fail to deliver sufficient quantities of fully functional products and components or deliver timely services; 14) potential exposure to contingent liabilities due to the Sale of the D&S Business and possibility that the agreements we have entered into with Microsoft may have terms that prove to be unfavorable to us; 15) any inefficiency, malfunction or disruption of a system or network that our operations rely on or any impact of a possible cybersecurity breach; 16) our ability to reach targeted results or improvements by managing and improving our financial performance, cost savings and competitiveness; 17) management of Nokia Networks’ customer financing exposure; 18) the performance of the parties we partner and collaborate with, and our ability to achieve successful collaboration or partnering arrangements; 19) our ability to protect the technologies, which we develop, license, use or intend to use from claims that we have infringed third parties’ intellectual property rights, as well as, impact of possible licensing costs, restriction on our usage of certain technologies, and litigation related to intellectual property rights; 20) the impact of regulatory, political or other developments on our operations and sales in those various countries or regions where we do business; 21) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 22) our ability to successfully implement planned transactions, such as acquisitions, divestments, mergers or joint ventures, manage unexpected liabilities related thereto and achieve the targeted benefits; 23) the impact of unfavorable outcome of litigation, arbitration, contract related disputes or allegations of health hazards associated with our business, as well as the risk factors specified on pages 12-35 of Nokia’s annual report on Form 20-F for the year ended December 31, 2013 under Item 3D. “Risk Factors” and in our Interim Report issued on July 24, 2014. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

About Nokia

Nokia invests in technologies important in a world where billions of devices are connected. We are focused on three businesses: network infrastructure software, hardware and services, which we offer through Nokia Networks; location intelligence, which we provide through HERE; and advanced technology development and licensing, which we pursue through Nokia Technologies. Each of these businesses is a leader in its respective field. http://company.nokia.com

Nokia Technologies develops and licenses cutting-edge innovations that are powering the next revolution in computing and mobility: a “programmable world” where intelligent connections bring millions of everyday objects online and create exciting new possibilities. At the heart of Nokia Technologies is a world-class research and development program. In partnership with leading universities around the world, it expands on Nokia’s leading role in creating and shaping fundamental technologies and standards enabling most mobile computing products and wireless communications used today. Our scientists, engineers and licensing experts draw deep expertise in areas ranging from imaging and sensing, wireless connectivity and power management, to advanced materials and beyond.

Media Enquiries

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Enclosures:

Nokia stock exchange release dated July 24, 2014: Nokia appoints Ramzi Haidamus to head Nokia Technologies and as member of the Nokia Group Leadership Team

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2014		Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Vice President, Corporate Legal